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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___09/01/10___ AND ENDING ___08/31/11___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitehall-Parker Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
477 Pacific Avenue Second Floor

FIRM I.D. NO.

(No. and Street)

San Francisco   CA   94133

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Yu Loo   415 421 5935

                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Stephenson An Accountancy Corporation

(Name – if individual, state last, first, middle name)

515 N Sepulveda Blvd Suite A Manhattan Beach CA 90266

 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Robert Yu Loo_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Whitehall-Parker Securities, Inc._____ , as of ___August 31_____ , 20 11____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ROBERT MALCOLM CORNING
COMM. #1835475
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. FEB 19, 2013

Robert Malcolm Corning
Notary Public

Signature

President

Title

State of California
County of _SAN FRANCISCO_
Subscribed and sworn to (or affirmed) before me on this
_28_day of _OCT_ 20 11 , by _ROBERT YU LOO_
proved to me on the basis of satisfactory evidence to be
the person(s) who appeared before me.

(seal)   Signature

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - AUGUST 31, 2011

WHITEHALL-PARKER SECURITIES, INC.

477 Pacific Ave., Second Floor

SAN FRANCISCO, CALIFORNIA 94133

CONTENTS

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Whitehall-Parker Securities, Inc.
San Francisco, California

I have audited the accompanying statement of financial condition of Whitehall-Parker Securities, Inc.(a California corporation) as of August 31, 2011 and the related statements of revenue and expenses, changes in cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Whitehall-Parker Securities, Inc. as of August 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The above-mentioned supplemental schedule, when considered in relation to the financial statements, presents fairly, in all material respects the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Manhattan Beach, California
October 27, 2011

Whitehall-Parker Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

August 31, 2011

ASSETS

CURRENT ASSETS		
Cash		$ 70,862
Receivables		
Commissions		105,307
Prepaid expenses		9,048
Total current assets		185,217
PROPERTY AND EQUIPMENT - AT COST		
Furniture and equipment	$ 1,365	
Less accumulated depreciation	1,365	-
OTHER ASSET		
Deposit		3,000
		$188,217

LIABILITIES

CURRENT LIABILITIES		
Accounts payable		$ 86,901
Total current liabilities		86,901
STOCKHOLDERS' EQUITY		
Common stock (5,000 shares authorized, 800 shares issued and outstanding, $10 par value each)	$ 8,000	
Retained earnings	93,316	101,316
		$188,217

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

STATEMENT OF REVENUE AND EXPENSES

For the year ended August 31, 2011

REVENUE

Commissions		$1,690,575

OPERATING EXPENSES

Salaries and commissions	$1,519,769	
Administrative	36,885	
Charitable contributions	1,744	
Depreciation	78	
Insurance	9,213	
Legal and accounting	19,028	
Office expense	12,835	
Payroll taxes	5,525	
Rent	40,700	
Telephone	7,060	1,652,837

Earnings from operations	37,738
INCOME TAXES	8,885
NET EARNINGS	$ 28,853

The accompanying notes are an integral part of this statement.

5

Whitehall-Parker Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended August 31, 2011

Cash flows from operating activities	
Cash received from customers	$1,667,017
Cash paid to suppliers and employees	(1,652,466)
Income taxes paid	(28,991)
Net cash (used in) operating activities	$ (14,440)
Cash flows from investing activities	
Net cash (used in) investing activities	-
Cash flows from financing activities	
Dividends paid	(40,000)
Net cash (used in) financing activities	(40,000)
Net decrease in cash	(54,440)
Cash at September 1, 2010	125,302
Cash at August 31, 2011	$ 70,862
Reconciliation of net income to net cash	
(used in) operating activities	
Net income	$ 28,853
Adjustments to reconcile net income to net cash	
(used in) operating activities	
Depreciation	78
(Increase) decrease in:	
Commissions receivable	(23,557)
Increase (decrease) in:	
Accounts payable	292
Income taxes payable	(20,106)
Net cash (used in) operating activities	$ (14,440)

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended August 31, 2011

	Common Stock	Retained Earnings	Total
Balance at September 1, 2010	$ 8,000	$104,463	$112,463
Dividend paid		(40,000)	(40,000)
Net earnings for the year	-	28,853	28,853
Balance at August 31, 2011	$ 8,000	$ 93,316	$101,316

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

August 31, 2011

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Whitehall-Parker Securities, Inc. was incorporated February 1, 1982 under the laws of the State of California. The Company is a broker dealer registered with the Securities and Exchange Commission.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6⅔% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2011, the Company had complied with both requirements.

3. The company's management considers all receivables to be collectible at August 31, 2011. Therefore, no allowance for doubtful accounts is required.

4. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the modified accelerated cost recovery method (MACRS).

5. Income tax returns have not been examined by governmental agencies since the Company's inception.

6. For purposes of the statement of cash flows, the company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At August 31, 2011 there were no cash equivalents.

7. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

8. Management has evaluated subsequent events through October 27, 2011, the date the financial statements were available to be issued.

8

Whitehall-Parker Securities, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c 3-1

August 31, 2011

NET CREDITS

Shareholders' equity $101,316

DEBITS

Non allowable assets   33,818

    NET CAPITAL $ 67,498

6 2/3% of aggregate indebtedness amount
or $5,000, whichever is greater   7,793

    EXCESS NET CAPITAL $ 59,705

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO
UNAUDITED NET CAPITAL AT AUGUST 31, 2011

Net capital per unaudited Focus Report II A $ 58,528

Adjustments
  Prepaid expenses $ 9,048
  Depreciation   (78)   8,970

Net capital per audit report $ 67,498

Whitehall-Parker Securities, Inc.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

August 31, 2011

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

Whitehall-Parker Securities, Inc.

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

August 31, 2011

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

PART II

Whitehall-Parker Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

August 31, 2011

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Board of Directors
Whitehall-Parker Securities, Inc.

REPORT BY INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

In planning and performing my audit for the financial statements of Whitehall-Parker Securities, Inc. (the "Company") for the year ended August 31, 2011, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

ROBERT STEPHENSON
An Accountancy Corporation

Page Two
Board of Directors

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected and corrected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions or Rule 15c3-3 as of August 31, 2011 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Manhattan Beach, California
October 27, 2011